3/11/2003

03014541

ES
;E COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31461

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Cuttone and Company, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS. (Do not use P.O. Box No.)

111 Broadway
(No and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Kessler (212) 374-9797
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eichler Bergsman and Co., LLP
(Name – *if individual, state last, first, middle name*)

404 Park Avenue South, Suite 700	New York	NY	10016
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 8 2003
WASH. D.C.

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption See Section 240 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donato A. Cuttone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cuttone and Company, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President /CEO

Title

Notary Public Comm# 01AL6079509

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Supplemental Report of Indepedent Auditors on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CUTTONE & COMPANY, INC.

DECEMBER 31, 2002

TABLE OF CONTENTS

Eichler Bergsman & Co., LLP
Certified Public Accountants
404 Park Avenue South • New York, New York 10016
Tel 212•447•9001 Fax 212•447•9006

Gilbert Bergsman
Maurice Berkower
Paul Eichler
Michael E. Silverman

Roger D. Lorence, LLM

INDEPENDENT AUDITORS' REPORT

To the Stockholders and
Board of Directors of
Cuttone & Company, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Cuttone & Company, Inc. as of December 31, 2002, and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cuttone & Company, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eichler Bergsman & Co., LLP

New York, New York
February 18, 2003

CUTTONE & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents (Note 1)	$ 3,705,683
Receivable from brokers and clearing organizations	1,942,700
U.S. Treasury Bill, at market value (cost $2,794,136)	2,795,639
Memberships in New York Stock Exchange contributed for the use of the company at market value	4,000,000
Furniture and equipment at cost, less accumulated depreciation of $156,357 (Note 1)	6,203
Other assets	566,866
Total assets	$ 13,017,091

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 1,503,648
Due to officer	289,513
Total liabilities	1,793,161
Liabilities subordinated to claims of general creditors:	
Subordinated borrowings (Note 5)	175,000
Memberships in New York Stock Exchange contributed for the use of the company at market value	4,000,000
Total subordinations	4,175,000
Commitments and contingencies (Note 3)	
Stockholders' equity (Note 2)	
Common stock, $1.00 par value, 2,000 authorized shares; 2,000 issued and outstanding shares	2,000
Additional paid-in capital	5,212,286
Retained earnings	1,834,644
Total stockholders' equity	7,048,930
Total liabilities and stockholders' equity	$ 13,017,091

The accompanying notes are an integral part of these financial statements.

CUTTONE & COMPANY, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

Income:	
Commission income	$ 27,909,841
Other income	65,039
Total income	27,974,880
Expenses:	
Salaries and bonuses	17,791,365
Payroll taxes and employee benefits	390,054
Error account	242,452
Commissions paid	859,242
Clearance charges	540,925
NYSE dues and expenses	853,327
NYSE membership lease expense	2,750,889
Interest paid for use of subordinated memberships	419,753
Interest paid on subordinated loans	175,639
Telephone	310,093
Quotron	180,263
Professional fees	251,269
Insurance	369,704
Rent	93,714
New York City and State General Corporation Taxes	278,287
Office and other expenses	965,259
Total expenses	26,472,235
Net profit	$ 1,502,645

The accompanying notes are an integral part of these financial statements.

CUTTONE & COMPANY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash flows from operating activities:	
Net profit	$ 1,502,645
Adjustments to reconcile net profit to net cash from operating activities:	
Depreciation	29,007
Increase in accounts receivable	(68,577)
Increase in other assets	(389,444)
Decrease in accounts, accrued expenses, and other payables	(558,489)
Total adjustments	(987,503)
Net cash provided by operating activities	515,142
Cash flows from financing activities:	
Sale of additional common stock	5,000,000
Proceeds of subordinated loan	175,000
Sub Chapter S distribution of earnings	(168,734)
Net cash provided by financing activities	5,006,266
Cash flows from investing activities:	
Purchase of marketable securities	(2,795,639)
Purchase of fixed assets	(29,286)
Net cash used in investing activities	(2,824,925)
Net increase in cash and cash equivalents	2,696,483
Cash and cash equivalents - beginning of year	1,009,200
Cash and cash equivalents - end of year	$ 3,705,683
Supplemental disclosure of cash flow information:	
Interest paid	$ 597,692
Taxes paid	$ 308,616

The accompanying notes are an integral part of these financial statements.

CUTTONE & COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock		Additional Paid-in	Retained Earnings	Total Stockholders'
	Shares	Amount	Capital	(Deficit)	Equity
Balance at January 1, 2002	1,000	$ 71,429	$ 142,857	$ 500,733	$ 715,019
Net profit	-	-	-	1,502,645	1,502,645
Restructuring	-	(70,429)	70,429	-	-
Sale of additional shares of capital stock	1,000	1,000	4,999,000	-	5,000,000
Distribution of Sub Chapter S earnings	-	-	-	(168,734)	(168,734)
Balance at December 31, 2002	2,000	$ 2,000	$5,212,286	$1,834,644	$7,048,930

The accompanying notes are an integral part of these financial statements.

CUTTONE & COMPANY, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
YEAR ENDED DECEMBER 31, 2002

Beginning of year:	
New York Stock Exchange memberships contributed for use by the firm subordinated to claims of general creditors	$ 4,400,000
Less: Change in market value of contributed memberships	(400,000)
	4,000,000
Add: Subordinated loan	175,000
End of Year	$ 4,175,000

The accompanying notes are an integral part of these financial statements.

CUTTONE & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2002

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Operations

Cuttone & Co., Inc. (the "Company") is a member of the New York Stock Exchange. The Company executes orders on behalf of other brokerage firms and is approved to do a public customer business. Currently the Company carries no customer accounts.

Commissions

Commission revenue and related expenses are recorded on a trade date basis.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying amount of all assets and liabilities approximate their estimated fair values.

Income Taxes

Cuttone & Company, Inc., with the consent of its stockholders, has elected to be taxed as an S corporation as provided for by the Internal Revenue Code. Under S corporation status, the Company's net income for federal and state purposes is taxed to its shareholders.

Furniture and Equipment

Furniture and equipment are carried at cost. Depreciation is provided using accelerated methods, based on an estimated useful life of three to five years.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

New York Stock Exchange Memberships

Two memberships in the New York Stock Exchange have been contributed for the use of the Company and they are carried at current market value (last sale price prior to the date of the financial statement).

Cash and Cash Equivalents

The company generally maintains cash accounts in major banking institutions in excess of FDIC limits. Included as cash equivalents are money market funds in the amount of $ 3,523,216, which are highly liquid investments with three months or less to maturity.

NOTE 2 – NET CAPITAL REQUIREMENT

As a member of the New York Stock Exchange, the Company is subject to the Securities and Exchanges Commission's Uniform Net Capital Rule, which requires the maintenance of minimum net capital, as defined, of the greater of $ 5,000 or 6 & 2/3% of aggregate indebtedness, as defined. At December 31, 2002, the Company had net capital of $ 6,462,813, which was $ 6,257,535 in excess of its required net capital of $ 205,278.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company leases its office facility under the terms of an operating lease, which was scheduled to expire January 31, 2003. A new lease has been signed which will expire seven years after occupancy, which is anticipated to be May 1, 2003. The existing lease will remain in force until then. Future minimum lease payments under this operating lease, at December 31, 2002 are estimated as follows:

Year Ending December 31,	Amount
2003	$ 146,000
2004	182,000
2005	185,000
2006	188,000
thereafter	681,000

The Company uses eight leased New York Stock Exchange seats and guarantees the lease payments on seven of those leases. The unexpired portions of those leases at December 31, 2002 require payments of $1,286,000. The expiration dates range from February 25, 2003 to December 12, 2004.

NOTE 4 – CAPITAL STOCK

Effective October 16, 2002, a restructuring of the Company's capitalization was approved by the New York Stock Exchange. The capital stock was set at $1.00 par value and an additional 1,000 shares were authorized and issued for $5,000,000.

NOTE 5 – SUBORDINATED BORROWINGS

On July 3, 2002, an employee of the Company entered into a cash subordinated loan agreement in the amount of $175, 000 with a scheduled maturity date of July 31 2003.

CUTTONE & COMPANY, INC.
SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15c3-1

DECEMBER 31, 2002

Credits:	
Stockholders' equity	$ 7,048,930
Subordinated loan	175,000
	7,223,930
Debits:	
Nonallowable assets	690,653
Net Capital before haircuts	6,533,277
Haircuts	70,464
Net capital	6,462,813
Minimum net capital requirement - the greater of 6⅔% of aggregate indebtedness of $ 3,079,161 or $5,000	205,278
Excess net capital	$ 6,257,535
Ratio of aggregate indebtedness to net capital	.48 to 1
Schedule of aggregate indebtedness:	
Accrued expenses and other liabilities	$ 1,793,161
Balance of guaranteed obligations on New York Stock Exchange membership leases	1,286,000
	$ 3,079,161

Net capital per the above computation agrees with the net capital reflected in the Company's corresponding unaudited Part IIA FOCUS filing.

CUTTONE & COMPANY, INC.
SUPPLEMENTARY INFORMATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2002

The Partnership does not effect transactions for any customers as defined under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.